www.umc.com

Exhibit

Exhibit Description

99.1 Announcement on 2026/07/06: June Revenue

Exhibit 99.1

United Microelectronics Corporation

July 6, 2026

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of June 2026.

1)
Sales volume (NT$ Thousand)

Period	Items	2026	2025	Changes	%
June	Net sales	23,124,962	18,823,070	4,301,892	22.85%
Year-to-Date	Net sales	129,770,564	116,616,614	13,153,950	11.28%

2)
Funds lent to other parties (NT$ Thousand): None

3)
Endorsements and guarantees (NT$ Thousand): None

4)
Financial derivatives transactions:

a Not under hedging accounting: NT$ thousand

UMC

Financial instruments	Option		Forwards	IRS
	Put	Call
Deposit Paid	0	0	0	0
Royalty Income (Paid)	0	0	0	0
Unwritten-off Trading
Contracts	0	0	2,670,360	0
Fair Value	0	0	(11,885)	0
Net profit (loss) from Fair Value	0	0	(11,232)	0
Written-off Trading
Contracts	0	0	5,849,595	0
Realized profit (loss)	0	0	(1,589)	0